                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 11-K

                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended:  December 31, 1999

                          Commission file number 1-10853

                     BB&T Corporation 401(k) Savings Plan
                -----------------------------------------------
                            (Full title of the plan)

                                BB&T Corporation
                         -----------------------------
                        (Name of issuer of securities)

                            200 West Second Street
                            Winston-Salem, NC 27101
                            -----------------------
             (Address of issuer's principal executive offices)

BB&T Corporation
401(k) Savings Plan


Financial Statements as of December 31, 1999 and 1998
Together with Report of Independent Public Accountants

Report of Independent Public Accountants




To the BB&T Corporation Retirement Plans Committee:


We have audited the accompanying statements of net assets available for plan benefits of the BB&T Corporation 401(k) Savings Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1999 and 1998. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.


We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years ended December 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States.


Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                Arthur Andersen LLP


Charlotte, North Carolina,
    June 23, 2000.



                      BB&T Corporation 401(k) Savings Plan

              Statements of Net Assets Available for Plan Benefits
                        As of December 31, 1999 and 1998




                                                            1999               1998
                                                    ----------------    -----------------
Assets:
  Investments at fair value-
    Common stock                                     $  509,641,616      $   765,771,432
    Mutual funds                                         79,427,352           68,289,775
    One-year bank investment contracts                    8,773,212            8,357,879
    BB&T U.S. Treasury Money Market Fund                 19,676,750           16,945,568
                                                        617,518,930          859,364,654
  Investments at cost - Participant loans                10,167,007           10,038,832
          Total investments                         ----------------    -----------------
                                                        627,685,937          869,403,486
  Cash                                                    2,788,310            2,044,338
Net assets available for plan benefits              ----------------    -----------------
                                                     $  630,474,247      $   871,447,824
                                                    ================    =================

                 The accompanying notes to financial statements
                    are an integral part of these statements.





                      BB&T Corporation 401(k) Savings Plan

         Statements of Changes in Net Assets Available for Plan Benefits
                 For the Years Ended December 31, 1999 and 1998




                                                                                         1999              1998
                                                                                   --------------    ---------------
Additions to net assets attributed to:
  Investment income (loss)-
    Dividends                                                                      $    13,896,068   $   12,785,042
    Interest                                                                             8,916,173        5,042,809
    Net gain (loss) from investment activity                                          (242,030,049)     163,429,491
          Total investment income (loss)                                           ----------------  ---------------
                                                                                      (219,217,808)     181,257,342
  Contributions-
    Employer                                                                            17,868,632       14,810,322
    Employee                                                                            23,259,950       20,843,042
    Merged entities (Note 3)                                                             9,714,025       18,511,389
          Total contributions                                                      ----------------  ---------------
                                                                                        50,842,607       54,164,753
  Allocation of 34,046 shares of BB&T common stock during 1998                                   0          952,190
          Total additions (deductions)                                             ----------------  ---------------
                                                                                      (168,375,201)     236,374,285
Deductions from net assets attributed to:
  Withdrawals                                                                          (71,293,385)     (74,119,756)
  Administrative expenses                                                               (1,304,991)      (1,384,996)
  Allocation of 34,046 shares of BB&T common stock during 1998                                   0         (952,190)
Leveraged ESOP principal repayment                                                               0       (1,141,235)
Net assets available for plan benefits, beginning of year                              871,447,824      712,671,716
Net assets available for plan benefits, end of year                                ----------------  ---------------
                                                                                    $  630,474,247   $  871,447,824



                 The accompanying notes to financial statements
                    are an integral part of these statements.


                      BB&T Corporation 401(k) Savings Plan

                          Notes to Financial Statements
                           December 31, 1999 and 1998




1.  Description of Plan:


The following description of the BB&T Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.


General


The Plan is a defined contribution plan sponsored by BB&T Corporation (the Bank or Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.


The Plan covers all employees who meet age and service requirements. Under the terms of the Plan, employees are eligible to participate in the Plan at age 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.


The Plan offers eight investment options for employee contributions: the BB&T U.S. Treasury Money Market Fund, the BB&T Intermediate U.S. Government Bond Fund, the BB&T International Equity Fund, the BB&T Growth and Income Stock Fund, the BB&T Balanced Fund, the BB&T Small Company Growth Fund, BB&T One-Year Bank Investment Contracts (which invests in one-year guaranteed income contracts of the Bank) and the BB&T Common Stock Fund. Each participant may elect to direct employee and employer contributions to any combination of the funds. Participants may change their investment elections daily.


Contributions


Contributions to the Plan are made monthly by employees in amounts equal to whole percentages, from 1% to 16%, of their monthly compensation. The Bank makes matching contributions of 100% of up to 6% of each participant's compensation contributed to the Plan. Participants are fully vested in their accounts at all times.


Participant Loans


The Plan permits a participant to borrow up to 50% of their account balance, not to exceed $50,000, or $50,000 minus the participant's highest outstanding loan amount of the prior 12 months. The minimum loan amount is $1,000. Only one loan can be made during the plan year and a participant may have only one loan outstanding at any time. The interest rate to be paid on the amounts borrowed is equal to the Bank's prime lending rate plus 1% at the time of the loan.


Payment of Benefits


Under terms of the Plan, a participant is allowed to withdraw certain funds from his account twice a year. Upon retirement, a participant may elect to have distributions paid from this account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed 15 years, the participant's life expectancy, or the life expectancy of the participant and beneficiary.

Employee Stock Ownership Plan


The Employee Stock Ownership Plan (ESOP) is a separate fund of the Plan and is only for the employees of certain acquired institutions. The ESOP initially purchased common shares using the proceeds of notes payable (see Note 6). The common shares are maintained in a trust under the Plan and debt repayments were funded by corporate contributions to the trust. As debt repayments were made, shares were allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code (IRC). Shares of the Company's common stock became fully vested upon allocation to participants' accounts. Final payments on notes payable were made during 1998, and, accordingly, all remaining unallocated shares were vested.



2.  Significant Accounting Policies:


Basis of Accounting


The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.


Use of Estimates


The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


Reclassification


On September 15, 1999, Statement of Position 99-3 (SOP 99-3), "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" was issued as an amendment to the AICPA Audit and Accounting Guide - Audits of Employee Benefit Plans. The primary impact of SOP 99-3 was the elimination of the requirement to disclose participant-directed investment programs. The Plan has adopted SOP 99-3 for the plan year ended December 31 1999, and thus certain prior year amounts have been reclassified to conform with the current year presentation.


Investments in Securities


Investments in securities are stated at fair value. The fair value of marketable securities is based on published quotations obtained from national securities exchanges. Investments in mutual funds are valued at fair value based on quoted market prices of the underlying fund securities. Bank investment contracts are stated at fair value, which do not materially differ from contract value.


The net gain/(loss) from investment activity includes realized and unrealized gains and losses from investment activity. Unrealized gains/(losses) are calculated as the difference between the current value of securities as of the end of the plan year and either the current value at the end of the preceding year or the actual cost if such investments were purchased during the current year. Realized gains or losses on sales of investments are calculated as the difference between sales proceeds and the current value of investments at the beginning of the year or the actual cost if such investments were purchased during the year.


Securities transactions are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

Investments in Participant Loans


Investments in participant loans are stated at cost. Adjustments necessary to reflect the fair value of the loans would not be material to the financial statements.


Administrative Expenses


The plan sponsor may elect, but is not required to pay recordkeeping and other administrative expenses incurred by the Plan. The plan sponsor has elected to pay certain administrative fees related to professional services provided to the Plan. Trustee fees consist primarily of administrative services rendered by the Bank's Trust Division (see Note 8).



3.  Merged Plans:


During 1999, the Virginia First Savings Bank 401(k) Plan, the C.M. Harris Holding Company & Affiliates 401(k) Plan, and the Franklin National Bank 401(k) Retirement Plan were merged into the Plan. Plan assets approximating $9.7 million were transferred into the Plan as a result of these mergers. During 1998, the Fidelity Federal Savings Bank Retirement Savings Plan, the DeJarnette & Paul, Inc. 401(k) Profit Sharing Plan, the McPhail, Bray, Murphy, & Allen Profit Sharing Plan, and the Life Savings Bank Employee Savings & Profit Sharing Plan were merged into the Plan. Plan assets approximating $18.5 million were transferred into the Plan as a result of these mergers.



4.  Investments:


The Plan's investments are administered by the Bank's Trust Division. The gain/(loss) from investment activity (including investments bought and sold as well as held during the year) is as follows:


                                                Net Gain (Loss)
                                       ---------------------------------
                                              1999              1998
                                       ----------------  ---------------
Common stock                            $ (241,913,386)   $ 159,743,965
Mutual funds                                  (116,663)       3,685,526
                                       ----------------  ---------------
                                        $ (242,030,049)   $ 163,429,491
                                       ================  ===============

At December 31, 1999 and 1998, the fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:



                                              1999             1998
                                       ----------------  ---------------
BB&T Corporation common stock           $  509,641,616    $ 765,771,432
BB&T Growth & Income Fund                   41,288,537       39,365,998
                                       ================  ===============

Included in the BB&T Corporation common stock listed above, at December 31, 1999 and 1998, respectively, are approximately 421,477 and 458,860 shares of the ESOP's BB&T Corporation common stock which were allocated to the participants' accounts.

5.  Tax Status:


The Internal Revenue Service (IRS) issued a determination letter on September 6, 1996, which stated that the Plan and its underlying trust qualify, in form, under the applicable provisions of the IRC and therefore are exempt from federal income taxes. In the opinion of the plan administrator, the Plan and its underlying trust are currently being operated in compliance with the applicable requirements of the IRC.



6.  Notes Payable:


The ESOP initially purchased common shares using the proceeds of notes payable (see Note 1). Interest rates on the notes ranged from 7% to 9%, payable annually. The principal balance for each note was repaid in monthly installments over the life of the note, with final payments due at various times from July 1996 to November 1998. As final payments were made during 1998, no notes payable were outstanding as of December 31, 1999 and 1998.


The debt was guaranteed by the Bank and secured by the unallocated shares of BB&T common stock.



7.  Plan Termination:


Although it has not expressed an intent to do so, the Bank has the right to discontinue its contributions at any time or to terminate the Plan. In the event of plan termination, the assets would be distributed in accordance with the plan agreement.



8.  Related-party Transactions:


During the years ended December 31, 1999 and 1998, the Plan purchased 1,469,758 and 991,031 shares, respectively, of BB&T common stock at a cost of $51,334,163 and $46,334,775, respectively. In addition, 850,513 and 975,652 shares were distributed during 1999 and 1998, respectively, to employees who withdrew their vested interests. The Plan received cash dividends of $13,758,317 and $12,614,065 on its investment in BB&T Corporation common stock during 1999 and 1998, respectively.


Included in plan assets are mutual funds sponsored by the Bank, guaranteed income contracts issued by the Bank and cash on deposit at the Bank.


The cost of administrative services rendered by the Bank's Trust Division for the years ended December 31, 1999 and 1998, was $1,117,264 and $1,204,145,
respectively (see Note 2).



                                     BB&T Corporation 401(k) Savings Plan

                    Schedule H, Line 4i -- Schedule of Assets Held for Investment Purposes
                                           As of December 31, 1999




           (b)
        Identity                                     (c)                               (d)            (e)
 (a)    of Party                            Description of Assets                     Cost        Fair Value
 ---    --------    -----------------------------------------------------------      ------      -------------
  *        BB&T     U.S. Treasury Money Market Fund - 19,676,750 shares                N/A      $  19,676,750
  *        BB&T     Intermediate U.S. Government Bond Fund - 888,695 shares            N/A          8,451,491
  *        BB&T     Growth and Income Fund - 2,241,506 shares                          N/A         41,288,537
  *        BB&T     Common Stock Fund - 18,197,250 shares                              N/A        498,149,710
  *        BB&T     One-Year Bank Investment Contracts - 8,773,212 shares              N/A          8,773,212
  *        BB&T     Balanced Fund - 727,578 shares                                     N/A          9,662,236
  *        BB&T     International Equity Fund - 151,498 shares                         N/A          2,269,444
  *        BB&T     Small Company Growth Fund - 523,456 shares                         N/A         17,755,644
  *                 Participant loans, varying maturities, rates ranging from          N/A
                      7.00% to 13.85%                                                              10,167,107
                                                                                                 =============

 *       Denotes party-in-interest.

                                The accompanying notes to financial statements
                                   are an integral part of these statements.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees and Savings Plan Committee have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date:  June 23, 2000                 BB&T Corporation
                                     401(K) Savings Plan

                                     /s/  Raymond K. MuCulloch
                                     Raymond K. MuCulloch
                                     Executive Vice President